Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of Sky Financial Group, Inc. on Form S-8 for the 2002 Stock Option and Stock Appreciation Rights Plan and 2004 Restricted Stock Plan of our report dated January 21, 2003, except for Note 26 as to which the date is July 2, 2004, on the consolidated balance sheet of Sky Financial Group, Inc. as of December 31, 2002 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2002, included in the Current Report of Sky Financial Group, Inc. on Form 8-K dated and filed with the United States Securities and Exchange Commission on July 6, 2004.

By:	/s/ Crowe Chizek and Company LLC
Crowe Chizek and Company LLC

Columbus, Ohio

July 6, 2004